Via Facsimile and U.S. Mail
Mail Stop 6010

December 6, 2006

Mr. John Whiting
Vice President, Finance, and Chief Accounting Officer
Genentech, Inc.
1 DNA Way
South San Francisco, CA 94080-4990

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 17, 2006**
> **File No. 001-09813**

Dear Mr. Whiting:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief